SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(b)

(Amendment No. )*

Interoil Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

460951106
(CUSIP Number)

May 9, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP NO.	460951106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Clarion Finanz A.G.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		3,356,530

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,356,530

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,356,530

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.94%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

1 Based on 31,026,356 common shares outstanding as of February 19, 2008 plus 2,728,477 common shares issued to the Reporting Person on May 9, 2008.

Page 2 of 8 Pages

SCHEDULE 13G

CUSIP NO.	460951106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Carlo Civelli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		3,356,530

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,356,530

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,356,530

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.94%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

2 Based on 31,026,356 common shares outstanding as of February 19, 2008 plus 2,728,477 common shares issued to Clarion Finanz A.G. on May 9, 2008.

Page 3 of 8 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Interoil Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60-92 Cook Street
Portsmith QLD 4870 Australia

Item 2(a).	Name of Person Filing:

Clarion Finanz A.G. of which Carlo Civelli is the controlling shareholder and chief executive officer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Clarion Finanz A.G.
Carlo Civelli
Gerbergasse 5
8001 Zurich Switzerland

Item 2(c).	Citizenship:

Clarion Finanz A.G. is a Swiss corporation
Carlo Civelli is a Swiss citizen

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

460951106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Page 4 of 8 Pages

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		3,356,530

(b)	Percent of class:		9.94[3]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	3,356,530

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of	3,356,530

	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group:

N/A

3 Based on 31,026,356 common shares outstanding as of February 19, 2008 plus 2,728,477 common shares issued to Clarion Finanz A.G. on May 9, 2008.

Page 5 of 8 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008

CLARION FINANZ A.G.

By: /s/ Carlo Civelli
Name: Carlo Civelli
Title: Chief Executive Officer

/s/ Carlo Civelli
Carlo Civelli

Page 7 of 8 Pages

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: May 15, 2008

CLARION FINANZ A.G.

By: /s/ Carlo Civelli
Name: Carlo Civelli
Title: Chief Executive Officer

/s/ Carlo Civelli
Carlo Civelli

Page 8 of 8 Pages